

June 26, 2014

Via E-mail
Scott Gaille
General Counsel
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, TX 77010

　　　　　Re:　　**ZaZa Energy Corporation**
　　　　　　　　Post-Effective Amendment No. 10 to Form S-1 on Form S-3
　　　　　　　　Filed June 6, 2014
　　　　　　　　File No. 333-184036

Dear Mr. Gaille:

　　　　We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 10 to Form S-1 on Form S-3

1.　　　We note that you are registering the resale of 28,068,503 shares of common stock in this Post-Effective Amendment No. 10, which is an increase of 635,259 shares of common stock from Post-Effective Amendment No. 9. We also note your disclosure at page 5 that the number of outstanding shares of your common stock represented by the Warrants has increased as the result of anti-dilution adjustments in the Warrants and amendments to the Securities Purchase Agreement. Please tell us why you believe you may use Post-Effective Amendment No. 10 to register the resale of the additional shares of common stock. As part of your response, please explain how the anti-dilution adjustments in the Warrants and the amendments to the Securities Purchase Agreement triggered the increase in shares of common stock underlying the Warrants, and the reduction of the exercise price referenced on page 5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: J. Mark Metts
        Sidley Austin LLP